March 14, 2022
VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance,
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549-3720
Attn: Gregory Herbers

Re:	ESS Tech, Inc.
Registration Statement on Form S-1 (File No. 333-263316)

Acceleration Request
Requested Date: March 16, 2021
Requested Time: 4:30 P.M. Eastern Time
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, ESS Tech, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-263316) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Mark Baudler at (650) 320-4597.

Sincerely,

ESS TECH, INC.

/s/ Amir Moftakhar
Amir Moftakhar
Chief Financial Officer

cc:	Eric Dresselhuys
ESS Tech, Inc.

Mark Baudler
Wilson Sonsini Goodrich & Rosati, P.C.